6/14

04030654

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Oriva Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

FILE NO. 82- 3837 FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dey

DAT : 6/14/04

82-3837

Priva Inc.

ARIS
12-31-03

2003 ANNUAL REPORT

CORPORATE PROFILE

Priva Inc. is in the business of marketing and distributing a complete range of waterproof and absorbent specialt textile products for adults and children to retailers and catalog companies.
Priva currently has a retail distribution network of over 22,000 stores that carry the Company's products on the shelves

Priva Inc's shares are listed to trade on the TSX Venture Exchange under the trading symbol "PIV". Priva Inc. i also registered in the United States with Standard and Poors.

REPORT TO SHAREHOLDERS

The year 2003 was a very difficult year for Priva. 60% of the Company' sales were exported and sold to foreign countries while more than 80% of Priva's products were manufactured in Canada. The increase in the value of the Canadian dollar, generated, most notably against the US dollar and the UK pound, a dramatic decrease in margin. Notwithstanding, product distribution and unit sales increased during the year because of Priva's ability to provide unique items.

RESULTS OF OPERATIONS

Sales rose to $7.84 million, an increase of 2.2% over the previous year. Gross profit fell to 24% from 34% in the same period in 2002. Operating expenses were $2.5 million compared with $2.2 million in 2002.

The net loss in 2003 was $611, 723 or $0.025 per share compared with net earnings in 2002 of $143,655 or $0.024 cents per share, both calculated on a fully diluted basis.

MANAGEMENT DISCUSSION AND ANALYSIS

In Fiscal 2003, Priva suffered due to the dramatic and rapid 18% increase in the value of the Canadian dollar currency rates. In 2003, as noted above, Priva exported 60% of its sales with over 80% of its purchases being made in Canadian dollars. This was the single most important significant operating loss.

Other factors, which contributed to the loss in 2003, were the increase in freight rates as a result of higher gasoline prices, and marketing commitments such as exhibitions, promotional material and in-store merchandising which were set in January and February of 2003, and could not be cancelled.

In the second and third quarters of 2003, Priva's management identified a number of areas where costs could be reduced to offset the negative effect of the strong Canadian dollar. The first step was to reduce overhead while the second step was the sourcing of raw material in US dollars from countries that offered the best value without compromising the quality of Priva's products. Every aspect of the operations of the organization was reviewed in detail, although a number of changes that were implemented took time for the benefits to be realized. By year-end, a plan to reduce operating expenses by more than $500,000 was in place and will be reflected in our 2004 results. In addition, product costs were reduced and will reflect in improving margins in 2004.

As we look forward, we expect that the retail environment will continue to be very competitive, but Priva is well positioned to meet these challenges. Priva's niche products and expertise should provide the Company with continued consumer demand for its products.

I wish to express my gratitude to our customers, our Board Of Directors and our staff for all their support.

David Horowitz
President and CEO

PRIVA INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

PRIVA INC.

Table of Contents

PERREAULT, WOLMAN, GRZYWACZ & CIE. CO.

Comptables Agréés - Chartered Accountants

Société en nom collectif

5250 Ferrier, Suite 814
Montréal, Québec H4P 2N7
Téléphone: (514) 731-7987
Télécopieur: (514) 731-8782
Email: www.pwgca.com

AUDITORS' REPORT

To the Shareholders of
Priva Inc.

We have audited the balance sheet of **Priva Inc.** as at December 31, 2003 and 2002 and the statements of income, deficit and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 as well as the results of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

Montreal, Quebec
March 3, 2004

Chartered Accountants

PRIVA INC.
Balance sheet,
December 31,

	2003	2002
ASSETS		
CURRENT		
Accounts receivable (Note 5)	$ 1,142,799	$ 1,988,237
Inventories (Note 6)	1,471,520	1,449,217
Income taxes recoverable	3,464	-
Prepaid expenses	11,065	8,776
	2,628,848	3,446,230
CAPITAL ASSETS (Note 7)	13,578	18,441
INTANGIBLE PROPERTIES (Note 8)	530,468	528,395
	$ 3,172,894	$ 3,993,066
LIABILITIES		
CURRENT		
Bank indebtedness (note 9)	$ 64,988	$ 197,909
Bank loan (Note 10)	915,000	1,010,000
Accounts payable (Note 11)	1,557,318	1,537,846
Current portion of the long term debt (Note 12)	150,000	-
	2,687,306	2,745,755
LONG-TERM DEBT (Note 12)	700,000	850,000
LONG-TERM DEBT - PARENT COMPANY (Note 13)	500,000	500,000
	3,887,306	4,095,755
SHAREHOLDERS' DEFICIENCY		
Share capital (Note 14)	1,068,591	1,068,591
Deficit	(1,783,003)	(1,171,280)
	(714,412)	(102,689)
	$ 3,172,894	$ 3,993,066

Commitments (Note 17)
See accompanying notes to the financial statements.

ON BEHALF OF THE BOARD

David Horowitz

David Horowitz, Director

David Schreiner, Director

PRIVA INC.
Statement of deficit
Year ended December 31,

	2003	2002
BALANCE, BEGINNING OF YEAR	$(1,171,280)	$(1,584,935)
NET INCOME (LOSS)	(611,723)	413,655
BALANCE, END OF YEAR	$(1,783,003)	$(1,171,280)

See accompanying notes to the financial statements.

PRIVA INC.
Statement of income
Year ended December 31,

	2003	2002
SALES	$ 7,843,772	$ 7,677,697
COST OF GOODS SOLD (Appendix A)	5,957,611	5,055,365
GROSS PROFIT	1,886,161	2,622,332
OPERATING EXPENSES (Appendix A)		
Research and development	73,551	69,746
Selling expenses	1,880,905	1,564,230
Administrative expenses	377,801	452,242
Financial expenses	165,627	122,459
	2,497,884	2,208,677
INCOME (LOSS) BEFORE INCOME TAXES	(611,723)	413,655
INCOME TAXES		
Current	-	112,944
Income tax reduction arising from loss carried forward from a prior year	-	(112,944)
	-	-
NET INCOME (LOSS)	$(611,723)	$ 413,655
Net income (loss) per share (Note 15)	$(0.045)	$ 0.031
Fully diluted net income (loss) per share (Note 15)	$(0.027)	$ 0.025

See accompanying notes to the financial statements.

PRIVA INC.
Cash flow statement
Year ended December 31,

	2003	2002
OPERATING ACTIVITIES		
Net income (loss)	$(611,723)	$ 413,655
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization – capital assets	4,863	6,708
Amortization – intangible properties	-	7,322
	(606,860)	427,685
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	845,438	(692,824)
Increase in inventories	(22,303)	(411,421)
Increase in income taxes recoverable	(3,464)	-
Increase in prepaid expenses	(2,289)	(1,413)
Increase in accounts payable	19,472	157,069
	229,994	(520,904)
INVESTING ACTIVITIES		
Acquisition of capital assets	-	(21,589)
Acquisition of intangible properties	(2,073)	(296,601)
Placement fees	-	(348)
	(2,073)	(318,538)
FINANCING ACTIVITIES		
Issuance of long-term debt	-	850,000
Repayment of long term debt	-	(450,000)
Net change in bank borrowings	(95,000)	185,000
	(95,000)	585,000
CASH INCREASE (DECREASE)	132,921	(254,442)
CASH (DEFICIENCY), BEGINNING OF YEAR	(197,909)	56,533
CASH (DEFICIENCY), END OF YEAR	$(64,988)	$(197,909)

Cash consists of cash on hand less bank indebtedness.

Supplemental disclosure of cash flow information:
Interest paid during the year $ 165,627 (2002 - $ 122,459)

See accompanying notes to the financial statements.

1. STATUTES OF INCORPORATION AND NATURE OF ACTIVITIES

The Company is incorporated under the Laws of Alberta and operates as a distributor of waterproof and absorbent textile products.

2. GOING CONCERN

The financial statements have been prepared in accordance with generally accepted accounting principles that are applicable to a going concern, meaning that the company will be able to realize its assets and discharge its liabilities in the normal course of operations. However, the use of generally accepted accounting principles that are applicable to a going concern is potentially inappropriate because there is significant doubt about the appropriateness of the going concern assumption. Given the operating losses accumulated in the past years and the deficiency of working capital, the company's ability to realize its assets and discharge its liabilities depends on continued support from its corporate shareholder. Management has adopted a plan to rationalize its expenses to face these facts and is confident of obtaining the necessary financing from its corporate shareholder and the bank. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate, because management feels that the measures described above will mitigate the effect of the conditions and facts that raise doubt about the appropriateness of this assumption.

3. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

Inventories

Raw materials are valued at the lower of cost and replacement cost. Cost is determined using the first in, first out method.

Work in process and finished goods are valued at the lower of cost and net realizable value. The cost of work in process and finished goods is determined using the first in, first out method.

Capital assets

Capital assets are accounted for at cost and are amortized based on their estimated useful lives using the following method and rates.

	Method	Rates
Furniture and fixtures	Diminishing balance	20%
Computer hardware	Diminishing balance	30%

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Intangible properties

Intangible properties are accounted for at cost. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate it might be impaired. The impairment test consists of a comparison of fair value of the assets with their carrying amount. When the carrying amount exceeds fair value, an impairment loss would be recognized in an amount equal to the excess.

Stock options plan

The company does not account for stock options granted to employees and officers. Therefore, no compensation cost is recognized.

4. CHANGE IN ACCOUNTING POLICY

The company has adopted Section 3062 of the Handbook, goodwill and other intangible assets, issued by the Canadian Institute of Chartered Accountants. The company changed its method of accounting for trademarks and patents, which previously have been amortized over a period of seventeen years. This change was not applied retroactively. If the trademark and patents had been amortized, the net carrying value of the trademarks and patents would be lower by $7,444, net loss and deficit would be higher by the same amount.

5. ACCOUNTS RECEIVABLE

	2003	2002
Trade	$ 1,063,446	$ 1,830,458
Sales taxes	79,353	157,779
	$ 1,142,799	$ 1,988,237

6. INVENTORIES

	2003	2002
Raw materials	$ 323,200	$ 283,901
Work in progress	166,716	217,248
Finished goods	981,604	948,068
	$ 1,471,520	$ 1,449,217

7. CAPITAL ASSETS

		2003		2002
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and fixtures	$ 8,584	$ 3,231	$ 5,353	$ 6,691
Computer hardware	19,575	11,350	8,225	11,750
	$ 28,159	$ 14,581	$ 13,578	$ 18,441

8. INTANGIBLE PROPERTIES

	2003		
	Cost	Accumulated Amortization	Net Carrying Value
Trademarks and patents	$ 126,541	$ 38,438	$ 88,103
Placement fees	155,018	-	155,018
Customer lists	287,347	-	287,347
	$ 568,906	$ 38,438	$ 530,468

	2002		
	Cost	Accumulated Amortization	Net Carrying Value
Amortized intangible properties:			
Trademarks and patents	$ 124,468	$ 38,438	$ 86,030
Unamortized intangible properties :			
Placement fees	155,018	-	155,018
Customer lists	287,347	-	287,347
	$ 566,833	$ 38 438	$ 528,395

9. BANK INDEBTEDNESS

The bank indebtedness is comprised of the following:

	2003	2002
Bank overdraft	$(20,304)	$(61,335)
Less: outstanding cheques	(44,684)	(136,574)
	$(64,988)	$(197,909)

10. BANK LOAN

The Company has a combined authorized line of credit with the parent company. The Company's authorized line of credit is $1,500,000 at a rate of bank's prime rate plus 0.125% (0.25% - 2002) of which $585,000 ($292,091 – 2002) has been unused as at December 31, 2003. The bank loan is secured by a moveable hypothec on universality of all property including inventory and book debts in the amount of $1,500,000, as well as an unlimited suretyship and subordination from its parent company. The credit facility agreement is renegotiated on an annual basis.

11. ACCOUNTS PAYABLE

	2003	2002
Trade – parent company	$ 1,023,921	$ 981,841
Trade and accrued liabilities	524,702	535,817
Other	8,695	20,188
	$ 1,557,318	$ 1,537,846

12. LONG-TERM DEBT

	2003	2002
Secured subordinated convertible debentures bearing interest at 7.5% and maturing on February 17, 2004. The debentures are convertible at a strike price of $0.20 per common share in the first year of the term and $0.25 per common share for the second year of the term. The Company reserves the right to force conversion on all debentures when the last 20 days moving average of trading reaches 150% of the strike price. The company will have the option to pay out the debentures on 30 days notice.	$ 150,000	$ 150,000
Secured subordinated convertible debentures bearing interest at 9% and maturing on February 17, 2005. The debentures are convertible at a strike price of $0.35 per common share in the first year of the term , $0.40 per common share for the second year of the term and $0.45 per common share for the third year of term of the debenture. The Company reserves the right to force conversion on all debentures when the last 20 days moving average of trading reaches 150% of the strike price. The company will have the option to pay out the debentures on 30 days notice.	100,000	100, 000
Secured subordinated convertible debentures bearing interest at 9% and maturing on November 11, 2006. The debentures are convertible at a strike price of $0.35 per common share in the first 18 months of the term, $0.40 per common share for the period after the 18th month up to the 30th month and $0.45 per common share for the period after the 30th month until the full repayment of the debentures. The Company reserves the right to force conversion on all debentures when the last 20 days moving average of trading reaches 150% of the strike price. The company will have the option to pay out the debentures on 30 days notice.	600,000	600,000
	850,000	850,000
Less: Current portion	150,000	-
	$ 700,000	$ 850,000

12. LONG-TERM DEBT (cont'd)

During the year, the company did not repay any ($450,000 in 2002) unsecured subordinated convertible debentures nor issued ($850,000 in 2002) new secured subordinated convertible debentures.

Interest and principal repayments issued on the new debentures are due in the following fiscal years:

	Principal	Interest
2004	$ 150,000	$ 64,479
2005	100,000	55,184
2006	600,000	46,455
	$ 850,000	$ 166,118

13. LONG-TERM DEBT - PARENT COMPANY

	2003	2002
Secured subordinated debentures bearing interest at 3% interest payable quarterly, and maturing on July 26, 2007. The debentures are convertible at a strike price of $0.20 per common share until the fourth anniversary and $0.25 per common share in the fifth term. The Company reserves the right to force conversion when the last 20 days moving average of trading reaches 150% of the strike price. The Company will have the option to pay out the debentures on 30 days notice.	$ 500,000	$ 500,000

14. SHARE CAPITAL

Authorized:

Common shares

Class "A" preferred shares

Issued;	2003	2002
13,542,858 Common shares	$ 1,068,591	$ 1,068,591

14. SHARE CAPITAL (cont'd)

Share option plan:

The Company may grant options to key employees and senior executives of the Company and its parent company to purchase an equivalent number of common shares to a maximum of 2,500,000 common shares. As at December 31, 2003 and 2002, there were 1,200,000 (1,400,000 in 2002) options outstanding as follows:

Number of options	Option Price per share	Expiry date
1,200,000	$ 0.10	May 24, 2005

There have been no additional options granted during the year, and in September 2003, 200,000 options were cancelled.

15. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share for the year ended December 31, 2003 has been calculated using the weighted average number of common shares outstanding during the year.

Fully diluted net income (loss) per share has been calculated using 18,740,478 (18,961,044 in 2002) common shares, being the sum of the number of common shares outstanding as at December 31, 2003 (13,542,858 shares) and the shares that may be issued following the potential conversion of the debentures (5,064,286 shares, 5,250,000 shares in 2002) and the exercise of options granted under the Company's share option plan (133,334 shares, 168,186 shares in 2002).

16. LOSSES CARRY FORWARD

The Company has non-capital losses which may be applied to reduce future taxable income. These losses expire as follows:

	2003 Federal	2002	2003 Quebec	2002
2003	$ -	$ 157,704	$ -	$ 163,174
2005	293,166	293,166	293,166	293,166
2006	336,365	336,365	336,365	336,365
2007	-	-	5,470	5,470
2010	599,149	-	599,149	-
	$ 1,228,680	$ 787,235	$ 1,234,150	$ 798,175

No recognition has been given in these financial statements to the potential income tax benefits which may result from utilization of these losses.

17. COMMITMENTS

Under two purchase agreements, the Company must pay commissions as follows:

1) 10% of the Company's net monthly sales to Americare's current customers of which commission shall not exceed $100,000 US in the aggregate. The purchase agreement expires January 2005.

2) 10% of the Company's net monthly sales of Quorum products to current customers and to all new customers in North America who have 50 or less stores, 5% of net monthly sales of Quorum products to new customers in North America who have 51 or more stores, and 2% of net monthly sales of Quorum products sold to customers outside North America. The purchase agreement expires October 2007.

18. RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with its parent company:

Purchased $1,573,745 ($ 1,807,933 in 2002) of merchandise.

Paid $141,054 ($142,269 in 2002) for administrative services.

The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

19. GEOGRAPHIC INFORMATION

	2003 Revenues	2002 Revenues
United States	$ 3,863,419	$ 4,425,948
Canada	3,075,027	2,285,866
England	848,853	942,203
Other	56,473	23,680
	$ 7,843,772	$ 7,677,697

20. INFORMATION ABOUT A MAJOR CUSTOMER

Revenues from one distributor of Priva Inc. represent $ 848,853 ($942,203 in 2002) of the Company's total revenue. The distributor in turn will sell to multiple customers.

21. FINANCIAL INSTRUMENTS

Credit risk

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company does not have a significant exposure to any individual customer. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its specific customers, historical trends and economic circumstances.

Currency risk

The Company realizes approximately 61% of the sales and incurs 22% of the purchases in foreign currencies. Consequently, some assets and liabilities are exposed to foreign currency fluctuations.

As at December 31, 2003, the assets and liabilities which are affected by foreign exchange fluctuations were as follows:

	2003	2002
Cash	$ 1,133	$ 1,019
Accounts receivable	611,778	937,616
Accounts payable	128,255	215,633

Interest rate risk

The long-term debt bears fixed interest rates for all of the loans. Consequently the long-term debt risk exposure is minimal.

The bank loan bears rate at the bank's prime plus 0.125% (0.25% in 2002).

Fair value

The fair value of accounts receivable, the bank indebtedness, bank loans, accounts payable and current portion of long-term debt are approximately equal to their carrying value due to their short term maturity date.

The fair value of long-term debt items is also approximately equal to the carrying value based on market interest rates for loans with similar conditions and maturities.

22. COMPARATIVE FIGURES FOR THE PRIOR YEAR

Certain figures for 2002 have been reclassified to make their presentation identical to that adopted in 2003.

PRIVA INC.
Cost of goods sold and operating expenses
Year ended December 31,

	2003	2002
COST OF GOODS SOLD		
Inventories, beginning of year	$ 1,449,217	$ 1,037,795
Purchases	4,902,080	4,516,170
Contract and production labour	1,077,834	950,617
	7,429,131	6,504,582
Inventories, end of year	1,471,520	1,449,217
	$ 5,957,611	$ 5,055,365
RESEARCH AND DEVELOPMENT		
Salaries and fringe benefits	$ 68,361	$ 68,924
Travel and entertainment	1,191	-
Professional fees	2,662	590
Postage and communication	1,337	232
	$ 73,551	$ 69,746
SELLING EXPENSES		
Delivery	$ 456,464	$ 339,047
Salaries and fringe benefits	371,558	354,689
Commissions	206,359	165,677
Travel and entertainment	118,189	104,612
Postage and communication	29,227	43,122
Advertising and promotional rebate	394,914	433,040
Exhibition and samples	64,522	25,443
Promotional material	145,680	59,890
Customer service	93,992	38,710
	$ 1,880,905	$ 1,564,230
ADMINISTRATIVE EXPENSES		
Salaries and fringe benefits	$ 163,784	$ 217,632
Professional fees	121,324	120,622
Office supplies and stationery	29,996	55,310
Taxes and insurance	57,834	44,648
Amortization – patents	-	7,322
Amortization – furniture and fixtures	4,863	6,708
	$ 377,801	$ 452,242
FINANCIAL EXPENSES		
Interest and long-term debt	$ 105,635	$ 64,940
Interest and bank charges	59,992	57,519
	$ 165,627	$ 122,459